



regressionmovie ...

regressionmovie We're throwing a party!! Regression is about to launch our official @wefunder investment campaign and we're kicking it off in style. WeFunder is a crowd funding campaign platform BUT a little different from campaigns you may be used to seeing for films. Instead of donating and getting a perk, like a tote bag, you actually get profit share in the film! Ever thought about being an executive producer or know someone else who has? Hit us up for more details on joining the Regression team! #crowdfunding #horrorcampaign

5w

regressionmovie #watchregression #filminvestments #angelinvestor #femaledirector #movieinvestor #horrorfans #filmfund #pastlifejourney #womeninhorror #horrorgenre #wefunder #crowdcampaign #byhorrorfansforhorrorfans #womeninfilm #scarymovies #pastliferesearch #horrormovies #cinematography

Liked by **melissa_makes_movies** and **others**

JULY 19

Add a comment... Post